Exhibit 99.3

D Nussipakynova, P.Geo. (BC, ON)
AMC Mining Consultants (Canada) Ltd.
Suite 202, 200 Granville Street
Vancouver, British Columbia
V6C 1S4 Canada

4 September 2019

Toronto Stock Exchange
British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission
Manitoba Securities Commission
Ontario Securities Commission
Autorite des marches financiers
New Brunswick Securities Commission
Nova Scotia Securities Commission
Securities Commission of Newfoundland and Labrador
Superintendent of Securities, Prince Edward Island

Dear Sirs/Mesdames

Re:	Consent of Qualified Person
Silvercorp Metals Inc. (the “Company”)
Filing of Gaocheng Property NI 43-101 Technical Report

I, Dinara Nussipakynova, hereby consent to:

a)

the public filing of the Technical Report entitled “NI 43-101 Technical Report Update on the Gaocheng Ag-Zn-Pb Project in Guangdong Province, People’s Republic of China” effective date 30 June 2019 (the “Technical Report”) in support of the news release issued by the Company dated 3 September 2019 (the “News Release”), and

b)	the use of extracts from, and a summary of, the Technical Report in the News Release.

I hereby confirm that I have read the News Release and that it fairly and accurately represents the information in the parts of the Technical Report for which I am responsible.

Yours faithfully

(original signed by) Dinara Nussipakynova, P.Geo.

Dinara Nussipakynova, P.Geo. (BC, ON)